PENN WEST ANNOUNCES THE CLOSING OF THE $355 MILLION

NON-CORE ASSET DIVESTITURE

FOR IMMEDIATE RELEASE, December 1, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West” or the “Company”) is pleased to announce that it has successfully completed its previously announced divestiture of certain non-core assets located in south central Alberta for proceeds of approximately $355 million, subject to customary closing adjustments.

Proceeds from this transaction will be used to reduce outstanding indebtedness on the Company’s credit facility. The Company has now completed non-core assets sales with total proceeds of approximately $1.05 billion since the announcement of the Company’s Long-Term Plan in November 2013.

OUTLOOK

Penn West reiterates its expectation for 2014 full year average volumes to be above the mid-point of guidance of 101,000 – 106,000 boe per day.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE. All dollar amounts herein are in Canadian Dollars.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Information Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation, about the Penn West’s current expectations, estimates and projections, based on our current beliefs in light of our experience and perception. In particular, this document contains forward-looking statements pertaining to, without limitation, the Company’s expected future production. Readers are cautioned not to place undue reliance on forward-looking statements, as actual results may differ materially from those expressed or implied. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general to the industry and specific to Penn West, that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. The material factors and assumptions used by the Company in developing the forward-looking statements include among other things, assumptions regarding economic production and that the Company will not dispose of additional material producing properties in 2014. Readers are cautioned that the material factors and assumptions discussed above are not exhaustive and are made as at the date hereof. For further discussion of the material risk factors on which the forward-looking statements are based, see the risks and uncertainties described under “Risk Factors” in our most recent Annual Information Form/Form 40-F and in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com